LEONARD, STREET AND DEINARD

150 South Fifth Street

Minneapolis, Minnesota 55402

VIA EDGAR

October 30, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:                           LodgeNet Interactive Corporation

Form 10-K for the year ended December 31, 2011

Response letter dated October 10, 2012

Filed on October 10, 2012

File No. 0-22334

Dear Mr. Spirgel:

We represent LodgeNet Interactive Corporation, a Delaware corporation (the “Company”).  The Staff previously sent a letter to the Company, dated September 27, 2012, containing a comment on the Company’s Form 10-K referenced above.  The Company responded to this comment in a response letter, dated October 10, 2012.  We have been authorized by the Company to request that the Staff reconsider its response to that letter contained in the Staff’s letter, dated October 18, 2012 (the “Staff Comment Letter”).  We have set forth below the comment from the Staff Comment Letter, followed by the Company’s response.

COMMENT:  Report of Independent Registered Public Accounting Firm, page F-2

1.                                      Please refer to your response to prior comment one from our letter dated September 27, 2012.  We continue to believe that you should amend your Form 10-K for the year ended December 31, 2011 to include an audit report that indicates the city and state where the report was issued.

RESPONSE TO COMMENT:

The Company respectfully requests that the Staff reconsider its position that an amendment to the Form 10-K for the year ended December 31, 2011 is necessary.  The Company continues to believe that an amendment is not necessary in this circumstance.  The omission of the city and state in the audit opinion included in the Company’s December 31, 2011 Form 10-K was an inadvertent oversight.  As stated

in the Company’s letter, dated October 10, 2012, the Company received a manually-signed report from its auditors that properly included the city and state where the report was issued.  We have attached a copy of this manually-signed report to this letter for the Staff’s reference.

In addition, the Company notes that in several similar circumstances where the Staff has raised a comment regarding a registrant’s failure to include in its Form 10-K the city and state where the audit report was issued, the Staff has not required the registrant to amend its Form 10-K to include a revised audit report but has required that future filings include the city and state in the auditors’ report.  See, e.g., correspondence from Mine Safety Appliances Company, filed June 15, 2012; Staff comment letter to Corning Incorporated, filed March 28, 2012; Staff comment letter to Aetna Inc., filed April 19, 2011; and correspondence from H&R Block, Inc., filed October 26, 2010.  In each of these examples, the Staff did not require the registrant to file an amendment to its Form 10-K, even where the registrant did not expressly confirm (as the Company does here) that its manually-signed copy of the audit report did in fact include the required information.

In future filings, the Company will ensure that the electronically filed copies of its audit reports include the city and state where the audit report was issued, in accordance with Rule 2-02(a) of Regulation S-X.

The Company has authorized us to inform you that it specifically acknowledges (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517.

Very truly yours,
LEONARD, STREET AND DEINARD

/s/ Mark S. Weitz

Mark S. Weitz

cc:        Frank Elsenbast

James Naro

Diep Doan

Enclosure

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

LodgeNet Interactive Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LodgeNet Interactive Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all materials respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which is stated in Management’s Report on Internal Control Over Financial Reporting within the 2011 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

March 15, 2012